Acco Group Holdings Ltd.

Unit 2406, 24/F

Low Block, Grand Millennium Plaza

181 Queen’s Road Central, Hong Kong

February 18, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Jenny O’Shanick
Evan Ewing
Keira Nakada
Doug Jones

Re:	Acco Group Holdings Ltd.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted January 23, 2025
CIK No. 0002038378

Ladies and Gentlemen:

We are in receipt of the comment letter dated January 31, 2025, regarding Acco Group Holdings Ltd. (the “Company,” “Acco,” or “we”) from the U.S. Securities and Exchange Commission staff (the “Staff”). An amended Draft Registration Statement on Form F-1 (the “Form F-1/A”), which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1/A, is being submitted confidentially to accompany this letter. As requested by the Staff, we have provided responses to the questions raised by the Staff.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1/A. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1/A.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1.	We note your revisions in response to prior comment 2 and that “[s]ave as disclosed above, for the years ended June 30, 2024 and 2023, and up to the date of this prospectus, no transfer of cash or other types of assets has been made between our Cayman Islands holding company and subsidiaries.” We also note your other disclosure that “our Operating Subsidiaries have not encountered difficulties or limitations with respect to their respective abilities to transfer cash between each other.” Please state whether any transfers, dividends, or distributions have been made to date among Operating Subsidiaries, and quantify the amounts where applicable.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the Cover Page, Page 6 and 54 to clarify that for the year ended June 30, 2023, our Operating Subsidiaries declared dividend of approximately US$641,026 to their then shareholders. For the year ended June 30, 2024, our Operating Subsidiaries declared dividend of US$1,969,578 to their then shareholders. Save as previously disclosed, as of the date of this letter, and for the years ended June 30, 2024 and 2023, neither Acco nor its subsidiaries have declared or made any dividend or contribution to their respective shareholders.

Report of Independent Registered Public Accounting Firm, page F-2

2.

Given the changes in the notes to the financial statements regarding your revenue recognition accounting policy and note 8 - accrued liabilities and other payables, it appears the report date should be revised pursuant to paragraph .05 of AS 3110. Please revise accordingly.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that the Company has discussed the matter with its independent registered public accounting firm, Onestop Assurance PAC. Based on Onestop’s professional judgment, the changes made to the revenue recognition accounting policy and accrued liabilities disclosure do not constitute material modifications that would necessitate a change in the report date under paragraph .05 of AS 3110. The updates were made to enhance disclosure clarity but did not impact the financial statement balances, recognition principles, or audit conclusions. No additional subsequent events were identified from these amendments. As a result, the audit report date remains unchanged, and we have maintained the originally issued independent auditor’s report in Amendment No. 2 to the Draft Registration Statement on Form F-1.

Consolidated Statements of Cash Flows, page F-6

3.	In the non-cash investing and financing activities section you report $1,959,678 as the amount for dividends declared and offset against balances among related parties for 2024. This amount equals the amount of dividends paid in 2024 reported in the statements of changes in shareholders’ equity. The financing section of the statement of cash flows additionally reports dividends paid of $34,615. Please reconcile these amounts. We note the amounts of the noted line items in the cash flows statements for 2023 sum to the amount of dividends paid for 2023 in the statements of changes in shareholders’ equity. Additionally, the amount of dividends paid for 2024 shown in the paragraph beginning “For the year ended June 30, 2023, our Operating Subsidiaries declared dividend ...” states dividends paid for 2024 was US$1,969,578. Please revise as appropriate.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that have revised the disclosure on Page F-6. Please refer to the reconciliation as below:

Movement of dividends payables (Please refer to Note 8 on pages F-21)	USD
As at 1 July 2022	-
Dividend Declared for year ended 30 June 2023	641,026
Dividend settled by Cash for current year	(51,924)
Dividends declared and offset against balance among related parties	(332,692)
As at 30 June 2023	256,410
Dividend settled by Cash for prior year	(34,615)
Dividend Declared for year ended 30 June 2024	1,959,678
Dividends declared and offset against balance among related parties	(2,181,473)
As at 30 June 2024	-

4.	Regarding the dividends declared and offset against balances among related parties presented in the non-cash investing and financing section for both fiscal periods, please explain to us the related party balances that were offset and how this relates to the balances and changes therein reported in the balance sheets for amounts due from and to related parties. Also, tell us and disclose as appropriate the business purpose for any noncash offset to amounts due from related parties when it appears the company was due to receive cash. Further, explain to us and disclose as appropriate why the related party balances offsets were performed by a noncash declaration of dividends rather than some other settlement mechanism.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the disclosure on Page 54 to elaborate the related party balances that were offset and how that relates to amounts due from and to related parties. During the year ended June 30, 2024, and prior to the reorganization, the Group advanced a total of US$2,343,111 to facilitate liquidity management of certain related parties, including Accolade IP Limited, which is ultimately and substantially owned by Mr. Yuen Yuk, Hau and his family and our Director (Mr. Yuen Yuk, Hau). As of June 30, 2024, the total outstanding amounts due from these related parties stood at US$2,181,473. Amid the Group’s reorganization, the Group’s management assessed its working capital position and determined that it had sufficient liquidity to support business operations without requiring additional external financing. To optimize cash flow management and minimize unnecessary intra-group outstanding balance, the Group resolved to offset the entire outstanding balance of amounts due from Accolade IP Limited and Mr. Yuen Yuk, Hau by declaring a non-cash dividend in lieu of a cash settlement. Accolade IP Limited had consented to such offsetting arrangement. This transaction resulted in a corresponding reduction in retained earnings and a decrease in amounts due from related parties. The decision to utilize a non-cash dividend for this offset was made in alignment with the Group’s liquidity management policies and the better delineation between the Group and its related parties.

5 Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition

Revenue Recognition and Transaction Price Allocation, page F-15

5.	Refer to your response to prior comment 17 and associated revised disclosure. You disclose accounting services consist of various performance obligations each of which have stand alone value but it appears you did not disclose how the transaction price is allocated to each performance obligation pursuant to ASC 606-10-50-20.c. Please revise to do so.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the disclosure on F-15 to disclose that the transaction price for each contract is allocated based on Standalone Selling Prices (SSP) determined through observable market pricing, cost-plus margin analysis, or market-adjusted pricing models. The relative SSP method is applied to ensure fair allocation of revenue among distinct services. Discounts, if any, are allocated proportionally across performance obligations unless specifically attributed to a single component.

Cost of Revenues, page F-16

6.	It appears from disclosure in your filing you have employees that perform your services in generating revenue. Your added disclosure does not disclose whether cost of revenues includes compensation, benefits and other costs associated with your employees. Please revise as appropriate. If your employees do not perform services in generating revenue, explain to us and disclose why.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the disclosure on Page 61 – 63, F-4, F-6 and F-15 by reclassifying direct staff costs to cost of revenue. The revised cost of revenues now include compensation, benefits and other costs associated with our employees.

Note 8 - Accrued Liabilities and Other Payables, page F-21

7.	Your revised disclosure presents you hold funds for settlement for the purpose of settling fees payable to third-party service providers. You state these amounts are not recognized as revenue, since you act solely as an intermediary. Please explain to us and disclose further what these fees represent and the services provided by the third parties. If these are fees that you bill customers that you then pass through to the third parties, explain to us why these are not considered to be revenue (and expense in like amount) to you and whether or not you add any mark up or margin to these pass through fees. If these transactions represent you are an agent, explain to us and disclose the revenue you recognize from these transactions, the basis for the revenue and the amount recognized, and revise your revenue recognition accounting policy accordingly.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the disclosure on Page F-21 to disclose that we hold certain funds for settlement to third-party service providers. These primarily represent audit fees payable to independent Hong Kong auditors for audit services performed for our clients. As part of our integrated business services, we coordinate these services to streamline processes for our clients, ensuring efficiency and continuity. The Group does not perform any audit work. These amounts are not recognized as revenue, as we do not control the audit services provided, nor do we apply a markup on these fees

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq., or Yarona L. Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

By:	/s/ Cheung Po, LUI
Name:	Cheung Po, LUI
Title:	Chief Executive Officer

4